                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        RULE 13e-3 TRANSACTION STATEMENT
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
                         SECTION 240.13e-3) THEREUNDER)

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
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                              (Name of the Issuer)

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
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                      (Name of Person(s) Filing Statement)

                       Series B Common Stock, no par value
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                         (Title of Class of Securities)

                                       N/A
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                      (CUSIP Number of Class of Securities)

              James M. Sevey, Esq. 1900-2000 Alameda de las Pulgas,
                    San Mateo, CA 94403-1298 (650) 574-4000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee


       Transaction valuation*                           Amount of filing fee
               $92,650                                         $18.53


*Transaction valuation assumes maximum number of shares acquired pursuant to this offer of 1,853 shares of Series B Common Stock at a purchase price of $50.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $18.53
Form or Registration No.  Schedule 13E-3; File No. 5-52263
Filing Party:   California Casualty Management Company
Date Filed:  January 20, 1998

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   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
       MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY
                                  IS UNLAWFUL.
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                                  INTRODUCTION

        This Amendment No. 2 dated May 14, 1998 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission on January 20, 1998, and amended on April 8, 1998, by California Casualty Management Company, a California corporation (the "Company") in connection with the tender offer by the Company made to holders of less than 10 shares of the Company's Series B Common Stock as of December 31, 1997, upon the terms and subject to the conditions set forth in the Offer to Purchase Series B Common Stock dated January 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, as amended and supplemented by the Offer to Purchase Series B Common Stock dated April 8, 1998 (the "Supplemental Offer to Purchase") and the related Letter of Transmittal, copies of which have previously been filed as exhibits to the Schedule 13E-3. The Offer to Purchase and the Supplemental Offer to Purchase, together with the related Letters of Transmittal, are referred to herein as the "Offer".


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        The information set forth in Item 5(d) of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following:

        "The Offer expired at 12:00 midnight, San Francisco time, on April 30, 1998. The number of shares of Series B Common Stock acquired pursuant to the Offer was 1,578. Upon the expiration of the Offer, the number of holders of the Series B Common Stock was 220. The Company filed on May 14, 1998, a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act relating to the Series B Common Stock."

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  May 14, 1998
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                                     (Date)

                               /s/ James M. Sevey
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                                   (Signature)

                      James M. Sevey, Senior Vice President
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                                (Name and Title)